FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F

  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

June 9, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	20,966,087
ADD:	Stock Options Exercised	7,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	20,973,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				357,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
May 11/04	Robert Rollings	Jun 8/94	5.00	2,000
May 25/04	Murray Gordon	Jun 8/94	5.000	5,000
			SUBTOTAL	(7,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	350,000

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1,336,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

* These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual Generals Meeting in June 2004

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	1,336,500
Stock Option Outstanding – Closing Balance – Grand Total	1,686,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,500

All information reported in this Form is for the month of May 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	June 9, 2004

CONTINUED ENCOURAGING DRILL RESULTS

BOKA 1 SOUTH ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

May 19, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that positive drill results have been received for the Boka 1 South Gold Zone where the Company is presently drilling on a 100 metre by 50 metre grid pattern.  The best intersection from the latest holes was 51.2 metres grading 4.32 grams per tonne gold in hole B04-31 from 3.3 metres to 54.5 metres.  This intersection corresponds well with previously announced near surface intersections.  Results were received for an additional hole at Boka 7, B03-22 however, no significant results were encountered.  Geologists on site have interpreted that the Boka mineralization has been displaced in a number of areas by late east-west faults which may explain the lack of mineralization in this particular drillhole.

The latest drillhole results are presented in the following table.  For drillhole locations, please visit our website at www. swgold.com

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B03-12	no significant results				hole abandoned before reaching target
B03-21	no significant results				hole abandoned before reaching target
B03-22	no significant results				mineralized zone fault displaced?

B04-29	13.40	108.00	94.60	2.40	quartz-carbonate sulphide stockworks
including	16.10	32.00	15.90	5.00	and stringers
including	94.70	108.00	13.30	3.30

B04-30	17.75	77.40	59.65	3.10	quartz-carbonate sulphide stockworks
including	27.10	54.10	27.00	4.80	and stringers

B04-31	3.30	54.50	51.20	4.32	quartz-carbonate sulphide stockworks
including	14.80	41.00	26.20	6.90	and stringers

There are presently five diamond rigs operating on the Property. The Company is finalizing the delivery of two additional diamond drill rigs to the Property.

The Company has also initiated an intense exploration program within the joint venture concessions including trenching, tunneling, soil sampling and geological mapping.  The newly discovered Boka 7 Lower Zone has been identified in surface outcrop over a thickness of 120 metres and a strike length of more than 1,000 metres.  This is a priority target area and is being advanced to the drilling stage.  All gold in soil anomalies defined in the first phase soil survey are being evaluated and the survey has been expanded to cover the remainder of the joint venture concessions.

Drillholes B04-32, B04-33, B04-34, B04-35 and B04-36 have been completed and assay results are pending.  Drillholes B04-37, B04-38, B04-39, B04-40 and B04-41 are in progress.

…more

The Boka Gold mineralization is hosted by carbonaceous shales in a number of zones on the Property and associated with quartz-carbonate stockworks, quartz-carbonate-sulphide stockworks, quartz veins and massive sulphides.  The present drilling program is concentrating on the Boka 1 Gold Zone where drillholes are on a 100 metre by 50 metre spacing.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.                              REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 19, 2004

ITEM 3.

PRESS RELEASE

Issued May 19, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that positive drill results have been received for the Boka 1 South Gold Zone where the Company is presently drilling on a 100 metre by 50 metre grid pattern.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:       (604) 669 2525

ITEM 9.                      DATE OF REPORT

DATED at Vancouver, B.C., this 20th day of May, 2004.

CONTINUED ENCOURAGING DRILL RESULTS

BOKA 1 SOUTH ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

May 19, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that positive drill results have been received for the Boka 1 South Gold Zone where the Company is presently drilling on a 100 metre by 50 metre grid pattern.  The best intersection from the latest holes was 51.2 metres grading 4.32 grams per tonne gold in hole B04-31 from 3.3 metres to 54.5 metres.  This intersection corresponds well with previously announced near surface intersections.  Results were received for an additional hole at Boka 7, B03-22 however, no significant results were encountered.  Geologists on site have interpreted that the Boka mineralization has been displaced in a number of areas by late east-west faults which may explain the lack of mineralization in this particular drillhole.

The latest drillhole results are presented in the following table.  For drillhole locations, please visit our website at www. swgold.com

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B03-12	no significant results				hole abandoned before reaching target
B03-21	no significant results				hole abandoned before reaching target
B03-22	no significant results				mineralized zone fault displaced?

B04-29	13.40	108.00	94.60	2.40	quartz-carbonate sulphide stockworks
including	16.10	32.00	15.90	5.00	and stringers
including	94.70	108.00	13.30	3.30

B04-30	17.75	77.40	59.65	3.10	quartz-carbonate sulphide stockworks
including	27.10	54.10	27.00	4.80	and stringers

B04-31	3.30	54.50	51.20	4.32	quartz-carbonate sulphide stockworks
including	14.80	41.00	26.20	6.90	and stringers

There are presently five diamond rigs operating on the Property. The Company is finalizing the delivery of two additional diamond drill rigs to the Property.

The Company has also initiated an intense exploration program within the joint venture concessions including trenching, tunneling, soil sampling and geological mapping.  The newly discovered Boka 7 Lower Zone has been identified in surface outcrop over a thickness of 120 metres and a strike length of more than 1,000 metres.  This is a priority target area and is being advanced to the drilling stage.  All gold in soil anomalies defined in the first phase soil survey are being evaluated and the survey has been expanded to cover the remainder of the joint venture concessions.

Drillholes B04-32, B04-33, B04-34, B04-35 and B04-36 have been completed and assay results are pending.  Drillholes B04-37, B04-38, B04-39, B04-40 and B04-41 are in progress.

The Boka Gold mineralization is hosted by carbonaceous shales in a number of zones on the Property and associated with quartz-carbonate stockworks, quartz-carbonate-sulphide stockworks, quartz veins and massive sulphides.  The present drilling program is concentrating on the Boka 1 Gold Zone where drillholes are on a 100 metre by 50 metre spacing.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2004

TO OUR

Shareholders

DURING THE FIRST QUARTER, EXPLORATION PROGRAMS HAVE FOCUSED ON FOUR MAJOR PROJECTS LOCATED IN PERU AND CHINA. TWO PROJECTS INVOLVE DRILLING PROGRAMS TESTING GOLD SYSTEMS AND TWO PROJECTS ARE CONCENTRATING ON BASE METALS.

At the Boka Gold Project in Yunnan Province, China, a 20,000 metre drill program is progressing well. Five rigs are testing continuity of mineralization at the Boka 1 Gold Zone and the downdip continuity of gold mineralization at Boka 7. Other work on the Project includes detailed soil sampling, tunneling, trenching and geological mapping.

In Peru, the Company is working on three key projects. Drilling has commenced on the Cerro Queshca Gold-Silver Zone in the Liam Core Area. Newmont Peru Limited, as operator of the Liam Core Joint Venture, plans to test the thickness of high-grade gold-silver zones outlined by the Company in trenches within vuggy silica zones in a broad high sulphidation alteration system. An intense exploration program has also commenced on the Liam Regional Area and includes stream sediment geochemistry, follow-up of astor landsat anomalies, rock chip sampling and geological mapping.

Two field crews are evaluating the newly discovered Antay porphyry copper area. Previous exploration identified two areas of extensive secondary copper mineralization in porphyries and breccias. Exploration work will include trenching, stream sediment geochemistry, rock chip sampling, geological mapping and geophysical surveys in preparation for a drilling program later this year. Also in Peru, the Company has discovered several new zones of oxide zinc in the Accha-Yanque Zinc Belt. Several major companies are presently conducting due diligence on the Company's large land holdings in this Belt. It is the Company's intent to seek a joint venture partner to advance this Project.

Southwestern is also indirectly exploring for diamonds and nickel in eastern Canada through its holdings in Superior Diamonds Inc. and Aurora Platinum Corp.

1 Southwestern Resources Corp.

Boka Gold Project, Yunnan Province, China

The Boka Gold Project is situated in northern Yunnan Province and is located about 280 kilometres north of the capital city of Kunming. The Project covers an area of 163 square kilometres and is comprised of three mining permits and three exploration concessions. Southwestern is earning a 90% interest in the Project under a Sino-Foreign Joint Venture Agreement with Team 209 of the Yunnan Nuclear Industry.

A 20,000 metre drilling program is in progress and, to date, 37 holes have been completed. Drilling is focusing on defining a resource at Boka 1, which is the largest known gold zone on the Property. In addition, several holes have been completed at Boka 7.

The main zones of gold mineralization outcrop along the western edge of a north-south trending plateau between elevations of 1,600 metres to 1,850 metres. Follow-up of soil anomalies has resulted in the discovery of a lower gold zone at Boka 7 which is located at an elevation of about 1,500 metres. An intensive sampling program is planned for this zone in road exposures and trenches. The soil anomaly associated with the Boka 7 lower zone is about 3,000 metres in length. Several other significant soil anomalies include the Boka 8 and Boka 11 areas. Over the next few months, detailed soil sampling will be completed on the remainder of the joint venture concessions.

The Company has initiated a scoping study through an independent reputable engineering firm to address several issues. These issues will include mining costs, infrastructure and environment, and tax implications affecting a mining operation in this area.

Liam Gold-Silver Project, Peru

The Liam Gold-Silver Project is located about 190 kilometres northwest of the city of Arequipa. The Liam Project is the subject of two joint ventures with Newmont Peru Limited and includes the Liam Core Area (3,500 hectares), where Newmont is spending the first US $5 million to earn a 50% interest, and the Liam Regional Area (81,789 hectares) which is a 50/50 joint venture.

Newmont Peru Limited, as operator of the Liam Core Area, has started drilling in the Cerro Queshca Gold-Silver Zone delineated in trenches in late 2003. A permit has been issued to allow drilling of 100 holes. An induced polarization survey is in progress on the Property and results to date show a continuation to the west of high resistivity zones associated with the Cerro Queshca gold mineralization.

The Company, as operator under the Liam Regional Joint Venture, has initiated an intensive exploration program on the Liam Regional Area. Exploration techniques will include stream sediment geochemistry, landsat, rock chip sampling and geophysics. To date, several new gold zones have been discovered and there is potential for finding further areas of gold mineralization.

Southwestern Resources Corp. 2

Antay Porphyry Copper Project, Peru

The Antay Porphyry Copper Project is owned 100% by Southwestern and is comprised of 50,000 hectares of exploration concessions. In late 2003, several areas of porphyry copper mineralization were discovered by the Company within erosional windows in Tertiary volcanics. The Tertiary-aged volcanics contain fragments of copper rich breccias, hence the interpretation that the porphyry intruded into the volcanics.

Two field crews are evaluating the entire Antay Project through stream sediment geochemistry, rock chip sampling, trenching and geophysics. Large areas of greater than 1% copper have been observed and detailed sampling is now being conducted to assess the areal extent of the higher grade copper. Most of the surface material is comprised of oxide although a large portion of the porphyry sits below thin overburden.

It is anticipated that the present geological evaluation will lead to drill targets to be tested later in 2004.

Accha-Yanque Zinc Belt, Peru

The Accha-Yanque Zinc Belt is a 30 kilometre long northeast-southwest trending zone of multiple base metal occurrences located on the western margin of the Apurimac Batholith. A total of nine significant oxide zinc occurrences were discovered in 2003.

It is the Company's intention to option this Property. Several major zinc producing companies are presently conducting due diligence on this Project.

JOHN G PATERSON

President

May 10, 2004

3 Southwestern Resources Corp.

Management's
Discussion
and Analysis

MARCH 31, 2004 AND 2003

Description of Business

Southwestern Resources Corp. (the "Company" or "Southwestern") is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

The following is a brief discussion of the Company's major projects.

Boka Project – China

The Company's principal property is the Boka Gold Project in Yunnan Province, China, which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

The Company can earn a 90% interest in the joint venture company which holds the Boka Project by contributing US$4,010,000, over a four year period, to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province ("Team 209"), the joint venture partner. Team 209 will retain a 10% carried interest.

The cash payment of US$1.7 million to Team 209 was made in January 2004 as a result of which Team 209 ceased its small scale mining operations at Boka 1. As at March 31, 2004, the Company had spent approximately $6.9 million on the Project including the payment to Team 209.

The main zones of gold mineralization identified to date are Boka 1 North, Boka 1 South and Boka 7, and drilling has focused

Southwestern Resources Corp. 4

on these areas. The present 20,000 metre drilling program is designed to meet two objectives. Firstly, to complete detailed drilling at 50 metre spacing at Boka 1 by the end of 2004, and secondly, the completion of testing of soil anomalies near Boka 7, Boka 8 and Boka 11 to determine the significance of these targets.

During the first quarter of 2004, drilling focused on the Boka 1 Gold Zone and several holes have intersected significant gold mineralization. To date a total of 37 holes have been completed on the Boka Gold Project and drilling will continue for the remainder of 2004.

Liam Project – Peru

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") pursuant to which Newmont is earning a 50% interest in the Company's 100% owned Liam Core Area covering 3,500 hectares, by spending US$5 million over a three year period including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each of the parties is funding 50% of the initial US$5 million of expenditures over a five year period.

The Liam Gold-Silver Project is advancing on schedule and both the Core Area and Regional Area are undergoing intense exploration. In the Core Area, Newmont, as operator, completed detailed sampling programs, geophysics, metallurgical studies and building of infrastructure including a large base camp and roads to Cerro Queshca. All of this work was in preparation for a major drilling program which commenced in the second quarter of 2004 on the high-grade gold zones delineated at Cerro Queshca. Ground induced polarization geophysical surveys have delineated extensive high resistivity zones over the known Queshca mineralization and also expanded these zones several hundred metres to the west under post mineralizing volcanic cover.

Other Projects

The Accha zinc deposit, located in the northeast end of the Accha-Yanque Belt which extends for some 30 kilometres in a northeast-southwest direction, underwent a scoping study by the Company's former joint venture partner as previously disclosed. Regional exploration by Southwestern during 2003 resulted in the discovery of several new mineralized zones which have the potential to add to the present resource. Several companies have shown interest in the Project. The Company is soliciting offers to enter into a joint venture.

The Antay Project was generated from the Company's ongoing regional exploration program in Peru and resulted in the discovery of a new porphyry copper belt north of the Tintaya copper-gold mine in southern Peru. In February 2004, the Company acquired

5 Southwestern Resources Corp.

100% of an area of exploration concessions covering 50,000 hectares.

The discovery of significant porphyry copper mineralization at surface on the Antay Project prompted the implementation of an aggressive exploration program. Two crews are evaluating the entire Antay area using stream geochemistry, soil geochemistry, trenching and surface sampling. The Company's plan is to drill the best targets later in the year.

The Company also holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at March 31, 2004 was $14.9 million (see note 5, "Investments" in the notes to the consolidated financial statements).

Results of Operations

The consolidated loss for the three months ended March 31, 2004 and 2003 was $11.8 million or $0.59 per share and $2.9 million or $0.17 per share, respectively, reflecting an increase of $8.9 million.

The increase is a reflection of stock-based compensation expense amounting to $11.6 million recognized in the quarter as a result of grants totaling 812,000 stock options at a weighted-average price of $35.77 made during the period ended March 31, 2004 to directors, officers, employees and consultants in Canada, China and Peru.

Effective January 1, 2004 the Company is required to disclose stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See MD&A section "Critical Accounting Policies and Estimates.")

General and administrative expense increased by approximately $201,000 compared to the three months ended March 31, 2003 due to an increase in consulting fees and includes $181,000 in office expense, $149,000 in salaries and benefits, $40,000 in accounting and legal fees, $354,000 in consulting fees, $119,000 in investor relations and $38,000 in travel costs.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense of $325,000 and $398,000 for the periods ended March 31, 2004 and 2003, respectively, includes the general reconnaissance portion of resource property expenditures which was charged to expense.

During the first quarter of 2003, the Company abandoned the Central Zinc Project in Peru and wrote off expenditures of $205,000. There were no resource property costs written off during the current period.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange loss of $20,000 recorded in the current quarter compared to a loss of $383,000 for the same period in 2003 reflects, on average, a less volatile Canadian dollar in 2004 in comparison to the three months ended March 31, 2003.

Interest and other income of $194,000 for

Southwestern Resources Corp. 6

the period ended March 31, 2004 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. Interest and other income of $73,000 was recorded in the first quarter of 2003. The increase is attributable to interest earned on higher cash balances resulting from financings completed in late 2003 and early 2004.

During the period ended March 31, 2004, the Company recorded a net gain of $122,000 as its equity in the operations of affiliated companies compared with losses of $1,284,000 during the same period in 2003. The gain resulted from the Company's share of deemed disposition gains recorded by Aurora Platinum Corp. ("Aurora"). The Company also recorded a deemed disposition gain of $537,000 (2003 – nil) as a result of share issuances by Aurora and Superior Diamonds Inc. ("Superior")

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at March 31, 2004 was $57.4 million compared with $23.4 million as at December 31, 2003. The increase of $34 million is attributed to net proceeds of $39.7 million from equity financings and the exercise of stock options which was partially offset by resource property and property, plant and equipment expenditures of $3.9 million ($4.4 million on a cash basis), net increase in investments due to share purchases of $0.8 million and operating expenditures of $1 million.

On March 4, 2004, the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds.

The carrying value of resource properties increased by $3.6 million, reflecting exploration expenditures of $3.1 million incurred in China on the Boka Gold Project and $0.5 million in Peru, mainly on the Antay Project.

In March 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share for $560,000 and 137,000 shares of Aurora pursuant to the exercise of 137,000 warrants at a price of $2.50 per share for $342,500.

As a result of equity gains and share purchases, the total carrying value of investments increased by $1.6 million.

With respect to contractual obligations, there are no material changes during the current interim period that are outside the ordinary course of the Company's business.

As at March 31, 2004, there were 20,941,087 common shares outstanding. A total of 1,718,500 stock options were outstanding of

7 Southwestern Resources Corp.

which 1,058,500 were exercisable. There were no warrants outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards. Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $684,000 as at December 31, 2003. This was previously disclosed as the pro forma impact on net loss and net loss per share of the fair value based method.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

During the period ended March 31, 2004, the Company paid a total of $331,415 (March 31, 2003 – $134,586) in consulting and management fees to a director, and companies controlled by John Paterson, President and CEO, and Daniel Innes, Vice President, Exploration. The Company received management fees totaling $48,000 (March 31, 2003 – $72,000) from Aurora, Superior and Lake Shore Gold Corp. The basis for the fees was either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used inter-

Southwestern Resources Corp. 8

nally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Subsequent Event

On the recommendation of its Board of Directors, the Company announced a two-for-one stock split on April 27, 2004. The Company will seek shareholder approval of the proposed stock split at the Annual General and Special Meeting scheduled to be held on June 3, 2004. Management anticipates the proposed stock split will increase liquidity of the Company's shares and broaden share ownership.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

9 Southwestern Resources Corp.

Consolidated
Balance Sheets

UNAUDITED *($ in thousands)*
AS AT

	March 31, 2004	December 31, 2003
		(Note 1b)
Assets		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 57,195	$ 23,539
EXPLORATION ADVANCES AND OTHER RECEIVABLES	501	276
	57,696	23,815
PROPERTY, PLANT AND EQUIPMENT *(note 3)*	671	392
RESOURCE PROPERTIES *(note 4)*	19,173	15,526
INVESTMENTS *(note 5)*	6,891	5,331
NOTE RECEIVABLE *(note 2)*	200	200
	$ 84,631	$ 45,264
Liabilities		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 330	$ 401
Shareholders' Equity		
SHARE CAPITAL *(note 6)*		
ISSUED AND OUTSTANDING		
20,941,087 SHARES (2003 – 19,560,587)	147,347	107,635
CONTRIBUTED SURPLUS	14,056	2,503
DEFICIT	(77,102)	(65,275)
	84,301	44,863
	$ 84,631	$ 45,264

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

JAMES B HUME

Southwestern Resources Corp. 10

Consolidated Statements of Loss and Deficit

UNAUDITED *($ in thousands)*

FOR THE THREE MONTHS ENDED MARCH 31	2004	2003
Expenses		
GENERAL AND ADMINISTRATIVE *(note 9)*	$ 881	$ 680
DEPRECIATION	9	11
FOREIGN EXCHANGE LOSS	20	383
GENERAL EXPLORATION	325	398
RESOURCE PROPERTY COSTS WRITTEN OFF	–	205
LOSS BEFORE UNDERNOTED ITEMS	(1,235)	(1,677)
INTEREST AND OTHER INCOME	194	73
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES *(note 5)*	537	–
GAIN ON SALE OF INVESTMENT *(note 5)*	108	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES *(note 5)*	122	(1,284)
STOCK-BASED COMPENSATION *(note 6d)*	(11,553)	–
NET LOSS FOR THE PERIOD	(11,827)	(2,888)
DEFICIT AT BEGINNING OF PERIOD	(65,275)	(57,226)
DEFICIT AT END OF PERIOD	$ (77,102)	$ (60,144)
LOSS PER SHARE	$ (0.59)	$ (0.17)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	20,033,109	16,738,135

See accompanying notes to consolidated financial statements

11 Southwestern Resources Corp.

Consolidated
Statements
of Cash Flows

UNAUDITED *($ in thousands)*

FOR THE THREE MONTHS ENDED MARCH 31	2004	2003
Operating Activities		
NET LOSS FOR THE PERIOD	$ (11,827)	$ (2,888)
ITEMS NOT INVOLVING CASH		
DEPRECIATION	9	11
RESOURCE PROPERTY COSTS WRITTEN OFF	–	205
STOCK-BASED COMPENSATION	11,553	–
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(537)	–
GAIN ON SALE OF INVESTMENT	(108)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	(122)	1,284
	(1,032)	(1,388)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:		
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(18)	13
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	168	40
	(882)	(1,335)
Investing Activities		
RESOURCE PROPERTY EXPENDITURES	(4,100)	(1,106)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(320)	(51)
SALE OF INVESTMENT	149	–
INCREASE IN INVESTMENTS	(903)	–
	(5,174)	(1,157)
Financing Activity		
SHARES ISSUED	39,712	4,325
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	33,656	1,833
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,539	4,801
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 57,195	$ 6,634
CASH AND CASH EQUIVALENTS CONSIST OF:		
CASH	$ 32,671	$ 491
SHORT-TERM INVESTMENTS	24,524	6,143
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 57,195	$ 6,634

See accompanying notes to consolidated financial statements

Southwestern Resources Corp. 12

Notes to Consolidated Financial Statements

MARCH 31, 2004 AND 2003

(All tabular amounts are in thousands of dollars)

1. Significant Accounting Policies

a) These consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 1b. These financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870, in respect of stock-based compensation, is $684,000 as at December 31, 2003. The deficit at January 1, 2004 also increased by $684,000. No stock options were issued for the period ending March 31, 2003 and therefore no stock-based compensation was recorded.

2. Note Receivable

As at March 31, 2004, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common in which Southwestern has an equity investment, in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest of $5,000 has been accrued to date. In March 2004, the expiry date of the note was extended from January 15, 2005 and the rate of interest was changed from 7%.

13 Southwestern Resources Corp.

3. Property, Plant and Equipment

	March 31, 2004			December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 663	$ 521	$ 142	$ 136
COMPUTER EQUIPMENT	699	569	130	120
VEHICLES	835	436	399	136
	$ 1,851	$ 1,402	$ 671	$ 392

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $31,203 (March 31, 2003 – $17,411).

4. Resource Properties

a)

	March 31, 2004	December 31, 2003
Peru		
PORACOTA	$ 4,265	$ 4,265
LIAM	2,615	2,566
BAMBAS WEST	676	676
PUNO	561	561
OTHER	2,335	1,903
TOTAL PERU	10,452	9,971
China		
BOKA	6,925	3,760
OTHER	108	107
TOTAL CHINA	7,033	3,867
ARGENTINA/TECKA	1,688	1,688
TOTAL	$19,173	$ 15,526

b) For the period ended March 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 3,760	$ –	$ 11,766	$ 15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,214	223	47	2,484
ANALYTICAL	63	5	(20)	48
GEOLOGY	194	3	134	331
DRILLING	577	–	22	599
RESEARCH	9	6	14	29
PROJECT ADMINISTRATION	108	5	43	156
BALANCE, END OF PERIOD	$ 6,925	$ 242	$ 12,006	$ 19,173

Southwestern Resources Corp. 14

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total
BALANCE, BEGINNING OF YEAR	$ 469	$ 968	$ 10,804	$ 12,241
PROPERTY ACQUISITION AND MAINTENANCE	4	113	(68)	49
ANALYTICAL	215	124	37	376
GEOLOGY	658	494	172	1,324
DRILLING	1,684	679	118	2,481
RESEARCH	8	88	39	135
PROJECT ADMINISTRATION	722	100	4	826
PROPERTY COSTS WRITTEN OFF	–	–	(1,906)	(1,906)
BALANCE, END OF YEAR	$ 3,760	$ 2,566	$ 9,200	$ 15,526

5. Investments

a)

	Ownership %	Carrying Value (March 31, 2004)	Quoted Market Value (March 31, 2004)
Significantly influenced affiliates			
AURORA PLATINUM CORP.	15.8	$ 5,479	$ 7,220
SUPERIOR DIAMONDS INC.	15.2	126	2,168
		5,605	9,388
Other			
MAXY GOLD CORP.	11.6	970	3,492
JINSHAN GOLD MINES INC.*	2.2	316	2,045
		$ 6,891	$ 14,925

	Ownership %	Carrying Value (December 31, 2003)	Quoted Market Value (December 31, 2003)
Significantly influenced affiliates			
AURORA PLATINUM CORP.	16.0	$ 4,599	$ 9,922
SUPERIOR DIAMONDS INC.	16.2	5	3,051
		4,604	12,973
Other			
MAXY GOLD CORP.	6.4	410	4,164
JINSHAN GOLD MINES INC.*	2.2	317	3,235
		$ 5,331	$ 20,372

*Pacific Minerals Inc. changed its name during the first quarter of 2004 to Jinshan Gold Mines Inc.

15 Southwestern Resources Corp.

b)

	Three months ended March 31, 2004		Three months ended March 31, 2003	
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
AURORA PLATINUM CORP.	$ 385	$ 153	$ –	$ (5)
SUPERIOR DIAMONDS INC.	152	(31)	–	(1,279)
	$ 537	$ 122	$ –	$ (1,284)

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company.

In January 2004, the Company exercised 137,000 warrants of Aurora Platinum Corp. ("Aurora") at $2.50 for a total cost of $342,500.

In March 2004, the Company exercised 1.4 million warrants of Maxy Gold Corp. at $0.40 at a total cost of $560,000.

During the first quarter of 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000 (December 31, 2003 – $41,000). The Company received total proceeds of $149,000 for the sale of all its shares.

6. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

	For the three months ended March 31, 2004		For the year ended December 31, 2003	
	Number of Shares Outstanding (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
BEGINNING OF PERIOD	19,561	$ 107,635	15,890	$ 80,879
PUBLIC OFFERING	1,150	38,502	1,532	14,206
PRIVATE PLACEMENT	–	–	450	6,750
WARRANTS EXERCISED	–	–	1,106	4,148
OPTIONS EXERCISED	230	1,210	583	2,942
SHARES CANCELLED	–	–	–	(1,290)
END OF PERIOD	20,941	$ 147,347	19,561	$ 107,635

Southwestern Resources Corp. 16

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

c) Stock Options
Under the Company's stock option plan there were 1,718,500 options outstanding at March 31, 2004 with a weighted-average price of $19.01. Of the total outstanding, 1,058,500 were exercisable with a weighted-average price of $7.96.

FOR THE THREE MONTHS ENDED	March 31, 2004	
	Number of Shares (thousands)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	1,137	$ 4.26
GRANTED	812	$ 35.77
EXERCISED	(230)	$ 5.25
OUTSTANDING AT END OF PERIOD	1,719	$ 19.01
EXERCISABLE AT END OF PERIOD	1,059	$ 7.96

The following table summarizes information about fixed stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Options (thousands)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price	Number of Options (thousands)	Weighted-Average Price
$2.91-$7.00	905	1.8	$ 3.94	905	$ 3.94
$30.40-$36.75	814	5.0	$ 35.76	154	$ 31.54
	1,719	3.3	$ 19.01	1,059	$ 7.96

d) Stock-based Compensation
As a result of 812,000 stock options granted during the three month period ended March 31, 2004, the Company recognized $11,553,360 (March 31, 2003 – nil) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A weighted-average grant-date fair value of $14.23 for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 47%; risk free interest rate of 5%; and expected life of 3.5 years.

The fair value computed using the Black Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make payments for such transactions.

17 Southwestern Resources Corp.

7. Related Party Transactions

During the three month period ended March 31, 2004, the Company paid remuneration to a director and to companies controlled by directors in the amount of $331,415 (March 31, 2003 – $134,586). The Company received management fees, which are recorded as other income, totaling $48,000 (March 31, 2003 – $72,000) from Aurora, Superior and Lake Shore Gold Corp. There is also an amount of $19,105 (December 31, 2003 – $11,144) due to Southwestern from the above mentioned companies at March 31, 2004.

8. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only sources of revenue for the three month period ended March 31, 2004 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations.

	March 31, 2004	December 31, 2003
PERU	$ 10,739	$ 10,175
CANADA	7,231	5,679
CHINA	7,277	3,907
ARGENTINA	1,688	1,688
	$ 26,935	$ 21,449

9. General and Administrative

	Three months ended March 31, 2004	Three months ended March 31, 2003
CONSULTING	$ 354	$ 141
INVESTOR RELATIONS	119	75
OFFICE	181	126
LEGAL AND ACCOUNTING	40	41
TRAVEL	38	130
SALARIES AND BENEFITS	149	167
TOTAL	$ 881	$ 680

10. Subsequent Event

On the recommendation of its Board of Directors, the Company announced a two-for-one stock split on April 27, 2004. The Company will seek shareholder approval of the proposed stock split at the Annual General and Special Meeting scheduled to be held on June 3, 2004.

Southwestern Resources Corp. 18

SOUTHWESTERN RESOURCES CORP.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com